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                              December 19, 2023

       John McGinnis
       Executive Vice President and Chief Financial Officer
       ManpowerGroup Inc.
       100 Manpower Place
       Milwaukee, WI 53212

                                                        Re: ManpowerGroup Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 8-K furnished
October 19, 2023
                                                            File No. 001-10686

       Dear John McGinnis:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis
       Consolidated Results - 2022 compared to 2021
       Segment Results, page 37

   1. Please revise to provide quantification of factors to which changes are attributed in absolute dollar
amounts, to the extent providing such quantification would provide meaningful analysis of
your year over year results. For example, your discussions of revenue and gross
profit for your Americas segment discusses multiple factors without quantification that
would allow users to understand the impact of each material
                                                        factor. Also, certain
discussions do not appear to discuss or quantify all material factors that impacted your year
over year results. Specifically, when discussing you Northern
                                                        Europe results, you
attribute your OUP margin decrease to the loss on sale of your Russia business partially
offset by the increase in gross profit margin. Your discussion focuses on the decreased OUP
margin without quantified discussion on what caused your
                                                        Northern Europe
Operating Unit Profit ("Organic Constant Currency Variance") to
 John McGinnis
ManpowerGroup Inc.
December 19, 2023
Page 2
         decrease by 22.3%. Refer to Item 303 of Regulation S-K.
Form 8-K furnished October 19, 2023

Exhibit 99.1, page 1

2. You present a non-GAAP measure of Free Cash Flow in the initial bullet points of your earnings release. Please revise to include the disclosures required by
Item 10(e)(1)(i) of
         Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Shapiro at 202-551-3273 or Abe Friedman at 202-551-8298 with any questions.



FirstName LastNameJohn McGinnis                                Sincerely,
Comapany NameManpowerGroup Inc.
                                                               Division of
Corporation Finance
December 19, 2023 Page 2                                       Office of Trade
& Services
FirstName LastName